November 21, 2008

Via U.S. Mail and Facsimile (973-939-1596)

William J. Severance
Senior Vice President and Chief Accounting Officer
Travelport Limited
400 Interpace Parkway, Building A
Parsippany, NJ 07054

> **Re:** **Travelport Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 333-141714**
> **Response Letter Dated October 17, 2008**

Dear Mr. Severance:

We have reviewed your response letter dated October 17, 2008, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. You state in your response letter that you may have improperly exported software to Syrian entities without required export licenses and, therefore, you have filed a voluntary disclosure of your transactions related to Syria with the Office of Export Enforcement ("OEE") at the Department of Commerce. Please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OEE and provide an updated status of any material development related to any OEE proceedings.

2. Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technology, or services you have provided into Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, technology, or services have been put to military use by Syria, and discuss any such use of which you are aware. Finally, if anything you have provided into Syria has military application or has been put to military use, discuss the potential impact on your reputation and share value.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance